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                           March 20, 2023

       Harry You
       Chairman
       dMY Technology Group, Inc. VI
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. VI
                                                            Schedule TO-I/A
                                                            Filed March 16,
2023
                                                            File No. 005-92918

       Dear Harry You:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 14, 2023 letter.

       Exhibit 99.(a)(1)(E) to Schedule TO

       Risk Factors
       You may not have the same benefits as an investor in an underwritten public offering..., page 18

   1. We note your response to prior comment 2. Please expand your disclosure to clearly address the disparity
between the purchase price being paid for Rainwater Tech by the
                                                        SPAC and the valuation
of Rainwater Tech. In this regard, we note that the SPAC will pay approximately $3
million to acquire Rainwater Tech but Rainwater Tech is valued at over
                                                        $200 million.
       Underwriting Agreement, page 111

   2. We note your response to prior comment 11. Please expand your disclosure here to disclose the fees
already paid to Needham.
 Harry You
dMY Technology Group, Inc. VI
March 20, 2023
Page 2
Unaudited Pro Forma Condensed Combined Financial Information, page 147

3. We note your response to prior comment 12. Please revise pro forma footnote (g) to include a discussion of the additional loan proceeds received under the working capital loans and clarify whether such loans will also be repaid upon consummation of the business combination. Also discuss the notes incurred by RainWater Tech subsequent to the year-end and when you intend to repay such loan.
4.     We note from your response to prior comment 13 that pro forma adjustment
(aa) includes
       approximately $1.0 million related to the estimated fees to be paid to Needham upon consummation of the business combination. If your estimate could change significantly, please revise note (aa) to clarify that such amount is subject to change and to the extent possible, provide a range of such fees. Also, revise your disclosures on page 111 to disclose the amount of fees you currently anticipate paying to Needham should you complete the business combination.
DMY Technology Group VI Financial Statements, page F-1

5.     We are continuing to consider your response to prior comment 14.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Chen Chen, Staff Accountant, at 202-551-7351, or
Kathleen
Collins, Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact David Plattner, Special Counsel, at
202-551-8094, with questions regarding tender offer rules and schedules. Please contact
Alexandra Barone, Staff Attorney, at 202-551-8816, or Larry Spirgel, Office Chief, at 202-551-
3815, with any other questions.



                                                             Sincerely,
FirstName LastNameHarry You
                                                             Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc. VI
                                                             Office of
Technology
March 20, 2023 Page 2
cc:       Adam Brenneman
FirstName LastName